1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:____________)

NEWS For Immediate Release

SPIL Board of Directors Proposes NT$ 1.55 Dividend, including NT$ 0.8 Stock Dividend and NT$ 0.75 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: March 28, 2005

Taichung, Taiwan, March 28, 2005—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(TAIEX:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of a dividend of NT$ 1.55 per common share, including a stock dividend of NT$ 0.8 per share and a cash dividend of NT$ 0.75 per share. The proposal will be discussed and brought to a vote at the company’s regular shareholders’ meeting scheduled on June 13, 2005. The Board of Directors also approved:

1.	Approved the 2004 Business Report. Net sales for 2004 were NT$ 35,009 million, and net income was NT$ 4,282 million with EPS of NT$ 2.09 per share.

2.	Approved a proposal for distribution of 2004 profits:
(1)	A dividend of NT$ 1.55 per share will be distributed to the common shareholders, including a stock dividend of NT$ 0.8 per share and a cash dividend of NT$ 0.75 per share.
(2)	Employees’ bonus will be distributed in both stock and cash, including NT$ 188 million distributed in stock at par value and NT$ 176 million distributed in cash.

3.	Approved to schedule the 2005 Regular Shareholders’ meeting on June 13, 2005 in Taichung, Taiwan.

SPIL Spokesman
Mr. Jong Lin, CFO

Tel: 886-4-5341525#1528

For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: March 28, 2005	By:	/S/ WEN CHUNG LIN
Wen Chung Lin
Vice President & Spokesman